UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Voting Results of the 2026 Annual General Meeting

CBL International Limited (the “Company”), together with its subsidiaries, held its 2026 annual general meeting (the “Meeting”) of shareholders at 10:00 a.m. Malaysia time, April 28, 2026, at Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia. As of the record date of April 2, 2026, there were 13,175,000 Class A ordinary shares, with each share entitled to ten votes, and 14,325,327 Class B ordinary shares, with each share entitled to one vote, representing a total of 27,500,327 shares and 146,075,327 total votes, constituting all of the outstanding voting securities of the Company. Holders of 13,175,000 Class A ordinary shares and holders of 10,940,842 Class B ordinary shares voted, with 142,690,842 votes represented in person or by proxy. Therefore, a quorum of a majority of the ordinary shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of April 2, 2026 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Re-election of Directors

The following individuals were elected and re-elected as directors of the Company (the “Directors”) to serve for a three-year term or until they cease to be Directors in accordance with the articles of association of the Company:

Director’s Name	For	Against	Abstain
Mr. Yuan He	142,678,817	11,405	620
Dr. Teck Lim Chia	142,679,361	11,405	76
Mr. Khai Fei Wong	142,679,498	10,724	620

2.	Ratification and Approval of the Appointment of the Independent Registered Public Accounting Firm

It was approved to ratify the appointment of MRI Moores Rowland LLP (“MRI”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025, and to authorize the Board of Directors to fix the remuneration of MRI.

For	Against	Abstain
142,690,181	585	76

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: April 28, 2026	Title:	Chief Executive Officer